EXHIBIT 3.2

                             Giddings & Lewis, Inc.
                              Amendment to By-Laws

             Section 3.01(b) of the By-laws was amended following the 1997 Annual Meeting of Shareholders to provide in its entirety as follows:

             (b) The number of directors of the Corporation shall be seven (7), divided into three (3) classes of three (3), two (2) and two (2) directors, respectively. At each Annual Meeting the successors to the class of directors whose term shall expire at the time of such Annual Meeting shall be elected to hold office until the third succeeding Annual Meeting, and until such directors' successors are duly elected and, if necessary, qualified or until there is a decrease in the number of directors that takes effect after the expiration of such directors' term.